X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 NOV 12 AM 7:21

03037279

DELIVERED BY MAIL

October 31, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated October 30, 2003.

Sincerely,
X-CAL RESOURCES LTD.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Karen McNair.
/km

encl

dlw 11/12

X-Cal Resources Ltd.

TSX/XCL **October 30, 2003**

News Release

Annual Report

X-Cal Resources Ltd. announces that the Company's Annual Report for 2003 is being mailed to the shareholders at this time. The report is also available on SEDAR and from the Company.

The Annual General Meeting of the shareholders will be held on November 24, 2003 at 2:00pm in the Canadian Room of the Ontario Club, Commerce Court South, Toronto.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*